As filed with the Securities and Exchange Commission on March 21, 1995
                                                  Registration No. 33-

                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                FORM S-3
                         REGISTRATION STATEMENT
                                 UNDER
                       THE SECURITIES ACT OF 1933

                           CARNIVAL CORPORATION
             (Exact name of registrant as specified in its charter)

      Republic of Panama                          59-1562976
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)              Identification Number)

                          3655 N.W. 87th Avenue
                        Miami, Florida 33178-2428
                             (305) 599-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Alan R. Twaits, Esq.
                             General Counsel
                          Carnival Corporation
                          3655 N.W. 87th Avenue
                        Miami, Florida 33178-2428
                              (305) 599-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 Copies to:

          James M. Dubin, Esq.                     Robert S. Risoleo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison             Sullivan & Cromwell
       1285 Avenue of the Americas                    125 Broad Street
      New York, New York 10019-6064               New York, New York 10004
             (212) 373-3000                            (212) 558-4000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
===============================================================================
Title of Each   Amount to be  Proposed Maximum  Proposed Maximum   Amount of
Class           Registered    Offering Price    Aggregate          Registration
of Securities                 Per Unit (2)      Offering Price (2) Fee
to be
Registered
- --------------  ------------  ----------------  -----------------   -----------
Class A Common
Stock, $.01
par value       15,870,000(1)      $23.125          $366,993,750      $126,550
===============================================================================


(1) Includes 2,070,000 shares of Class A Common Stock which may be purchased by the U.S. and International Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high ($23.25) and low ($23) sales prices of the Registrant's Class A Common Stock on the New York Stock Exchange on March 17, 1995.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             EXPLANATORY NOTE

          The prospectus relating to the Class A Common Stock being registered hereby to be used in connection with a United States offering (the "U.S. Prospectus") is set forth following this page. The prospectus to be used in a concurrent international offering (the "International Prospectus") will consist of alternate pages set forth following the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternate is provided. The U.S. Prospectus and the International Prospectus are identical except that they contain different front cover and back cover pages and different descriptions of certain tax consequences to shareholders and the plan of distribution (contained under the captions "Taxation" and "Underwriting" in both the U.S. Prospectus and the International Prospectus).

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



            SUBJECT TO COMPLETION, DATED MARCH 21, 1995

                          13,800,000 Shares

              [LOGO]           Carnival

                               Corporation

                         Class A Common Stock
                      (par value $.01 per share)

     Of the 13,800,000 shares of Class A Common Stock offered, 11,040,000 shares are being offered hereby in the United States and 2,760,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".
    All of the 13,800,000 shares of Class A Common Stock offered are being sold by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders. The Class A Common Stock is listed on the New York Stock
Exchange under the symbol "CCL". The last reported sale price of the Class A Common Stock on the New York Stock Exchange on March
20, 1995 was $23.125   per share. See "Price Range of Class A
Common Stock and Dividends".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   Initial Public   Underwriting   Proceeds to Selling
                   Offering Price   Discount(1)    Shareholders(2)(3)

Per Share . . . .   $                $              $
Total(3)  . . . .  $                $              $


_________________
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $        payable by
the Company and $     payable by the Selling Shareholders.
(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,656,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 414,000 shares has been granted by the Company as part of the International Offering. If such
options are exercised in full, the total initial public
offering price, underwriting discount and proceeds to Company
will be $             , $               and $              ,
respectively. See "Underwriting".

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or
about          , 1995.

Goldman, Sachs & Co.
                         Bear, Stearns & Co. Inc.
                                                      Merrill Lynch & Co.


The date of this Prospectus is             , 1995.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.




                       AVAILABLE INFORMATION

     Carnival Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning the Company and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, 500 West Madison
Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock, par value
$.01 per share (the "Class A Common Stock"), and 4 1/2 % Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes") are listed.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the shares of Class A Common Stock offered hereby (the "Shares"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1994 filed with the Commission (File No. 1-9610) pursuant to the Exchange Act, as amended by a Form 10-K/A #1 dated March 21, 1995, and the description of the Company's Class A Common Stock contained in its Registration Statement on Form 8-A dated October 31, 1991 filed with the Commission pursuant to

Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description, are incorporated herein by reference.

    All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Investor Relations, Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida 33178-2428; telephone number (305) 599-2600.

                        PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus. This summary is not intended to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless indicated otherwise, the information contained in this Prospectus assumes the Underwriters' over-allotment options are not exercised. For all periods, the information contained in this Prospectus reflects a two for one stock split on the Company's Common Stock that was effective on November 30, 1994. Investors should carefully consider the information set forth in "Certain Considerations" before making any decision to invest in the Class A Common Stock.


                         The Company

     Carnival Corporation is the world's largest multiple-night cruise line based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines and the Company's European joint venture, Epirotiki Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 19 cruise ships with an aggregate capacity of 23,995 passengers based on two passengers per cabin. Through its joint ventures, the Company has an interest in the operation of an additional 10 cruise ships with an aggregate capacity of 5,608 passengers. The nine Carnival Cruise Lines ships have an aggregate capacity of 14,756 passengers with itineraries in the Caribbean and Mexican Riviera. The seven Holland America Line ships have an aggregate capacity of 8,795 passengers, with itineraries in the Caribbean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, the South Pacific, the Mediterranean and the Far East. The two Seabourn ships have an aggregate capacity of 408 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The eight Epirotiki ships have an aggregate capacity of approximately 5,200 passengers with itineraries in the Mediterranean.

     The Company has signed agreements with a Finnish shipyard providing for the construction of four additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in June 1995, March 1996, February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in September 1996 and December 1998 and for the construction of one cruise ship with a capacity of 1,266 passengers and one cruise ship with a capacity of 1,320 passengers for Holland America Line, with delivery expected in June 1996 and September 1997, respectively.

     The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 16 hotels in Alaska and the Canadian Yukon, four luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and ten private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

                         The Offerings

Class A Common Stock offered by the Selling Shareholders(1):

U.S. Offering                        11,040,000 shares

International Offering                2,760,000 shares

Total                                13,800,000 shares

Class A Common Stock to
be outstanding after the
offerings (2)                       227,657,502 shares of Class A
                                    Common Stock. In addition, 54,957,142
                                    shares of the Company's Class B Common
                                    Stock, par value $.01 per share (the
                                    "Class B Common Stock"), are outstanding.

NYSE Symbol                         CCL

Use of Proceeds                     The Company will not receive
                                    any proceeds from the sale of
                                    the Shares being sold by the
                                    Selling Shareholders (as
                                    defined below). The Selling
                                    Shareholders are selling the
                                    Shares for certain estate
                                    planning and other related
                                    purposes.

                                    If the over-allotment options
                                    are exercised in full, the
                                    Company will use the net
                                    proceeds (estimated to be $
                                    ) to repay indebtedness under
                                    its revolving credit facility.
                                    See "Use of Proceeds".

Selling Shareholders                The selling shareholders are
                                    four foreign trusts established
                                    for the benefit of Micky
                                    Arison, Shari Arison, Marilyn
                                    Arison and others
                                    (collectively, the "Selling
                                    Shareholders").

- -----------------------

(1) The Company has granted the U.S. and International
Underwriters over-allotment options to purchase an additional 2,070,000 shares of Class A Common Stock.

(2) Based upon 227,657,502 shares of Class A Common
Stock outstanding as of February 28, 1995. Excludes
1,043,000 shares of Class A Common Stock subject to outstanding options granted under the Company's stock option plans and 6,618,000 shares that are reserved for issuance upon conversion of the Convertible Notes.

                     Summary Financial Information
               (amounts in thousands, except per share data)
                     Year Ended November 30,
- ------------------------------------------------------------------------------------------------------------------------------
                                                      1990             1991           1992(1)          1993           1994
                                                    ----------       ----------     ----------      ----------      ----------
Operations Data:
Revenues                                            $1,253,756       $1,404,704     $1,473,614      $1,556,919      $1,806,016
Operating income                                       291,313          315,905        324,896         347,666         443,674
Income from
    continuing operations. . . . . . . . . . . .       234,431          253,824        281,773         318,170         381,765

Discontinued
    operations(2). . . . . . . . . . . . . . . .       (28,229)        (168,836)             -               -               -
Net income                                             206,202           84,988        276,584         318,170         381,765
Earnings per share:
    Continuing
        operations . . . . . . . . . . . . . . .          $.87             $.93          $1.00           $1.13           $1.35
Net income                                                $.77             $.31           $.98           $1.13           $1.35
Dividends declared per
    share. . . . . . . . . . . . . . . . . . . .          .240             .245           .280            .280            .285

Passenger cruise days                                    5,565            6,365          6,766           7,003           8,102
Percentage of total
    cruise capacity(3) . . . . . . . . . . . . .         106.6%           105.7%         105.3%          105.3%          104.0%

Weighted average
    shares . . . . . . . . . . . . . . . . . . .       269,490          273,832        281,686         282,474         282,744





                                                    November 30, 1994
                                                    -----------------

Balance Sheet Data:
Cash and cash equivalents and
short-term investments                              $   124,220
Total current assets                                    240,449
Total assets                                          3,669,823
Customer deposits(4)                                    257,505
Total current liabilities                               564,957
Long-term debt and convertible notes                  1,161,904
Total shareholders'equity                             1,928,934


(1) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon Convertible Subordinated Notes due 2005.

(2) In November 1991, the Company adopted a formal plan to dispose of Carnival's Crystal Palace Resort and Casino (the "CCP Resort"), which comprised the entire resort and casino segment of the Company's operations. At that time, the Company recorded a provision for the loss on disposal of the CCP Resort of approximately $135 million, representing a write-down of $95 million to record the property at its estimated net realizable value and a provision of $40 million for the possible funding for the CCP Resort which may be required prior to disposal. The data for the fiscal year ended November 30, 1990 has been restated to reflect the discontinuation for the CCP Resort operations for accounting purposes.

(3) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(4) Represents customer deposits for cruises and tours which will be recognized as revenue.

                           THE COMPANY

    Carnival Corporation is the world's largest multiple-night cruise line based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines and the Company's European joint venture, Epirotiki Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 19 cruise ships with an aggregate capacity of 23,995 passengers based on two passengers per cabin. Through its joint ventures, the Company has an interest in the operation of an additional 10 cruise ships with an aggregate capacity of 5,608 passengers. The nine Carnival Cruise Lines ships have an aggregate capacity of 14,756 passengers with itineraries in the Caribbean and Mexican Riviera. The seven Holland America Line ships have an aggregate capacity of 8,795 passengers, with itineraries in the Caribbean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, the South Pacific, the Mediterranean and the Far East. The two Seabourn ships have an aggregate capacity of 408 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The eight Epirotiki ships have an aggregate capacity of approximately 5,200 passengers with itineraries in the Mediterranean.

    The Company has signed agreements with a Finnish shipyard providing for the construction of four additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in June 1995, March 1996, February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in September 1996 and December 1998 and for the construction of one cruise ship with a capacity of 1,266 passengers and one cruise ship with a capacity of 1,320 passengers for Holland America Line, with delivery expected in June 1996 and September 1997, respectively.

    The Company also operates a tour business, through Holland America Westours, which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 16 hotels in Alaska and the Canadian Yukon, four luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and ten private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building,
Panama, Republic of Panama.


                    CERTAIN CONSIDERATIONS

Taxation of the Company

    The Company believes that it is not subject to United States corporate tax on its income from the international operation of ships ("Shipping Income"). (Certain of the Company's United States source income, such as Holland America Line's income from bus, hotel and tour operations, is not Shipping Income, and thus is subject to United States tax.) The applicable exemption from United States corporate income tax, which is provided by Section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), is available under current United States law for as long as the Company and its subsidiaries that earn Shipping Income (collectively, the "Shipping Companies") meet both an "Incorporation Test" and a "CFC Test".

    A corporation meets the Incorporation Test if it is organized under the laws of a foreign country that grants an equivalent exemption to corporations organized in the United States (an "equivalent exemption jurisdiction"). The Company believes that all of the Shipping Companies are organized in equivalent exemption jurisdictions.

    A Shipping Company meets the CFC Test if it is a controlled foreign corporation ("CFC"), as defined in Section 957(a) of the Code. A foreign corporation is a CFC if stock representing more than 50% of such corporation's voting power or equity value is owned (or considered as owned) by United States persons each of whom owns (or is considered to own) stock representing 10% or more of the corporation's voting power.

    The Company and the Shipping Companies meet the CFC Test because stock of the Company representing more than 50% of the voting power of all the Company's stock is owned by The Micky Arison 1994 "B" Trust, a United States trust whose primary beneficiary is Micky Arison (the "B Trust"). If the Company and the Shipping Companies were to cease to meet the CFC test, and no other basis for exemption were available, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates.

Control by Principal Shareholders

    Following the sale of the Shares, Ted Arison, the B Trust, certain members of the Arison family, trusts for the benefit of Mr. Ted Arison's children and the Arison Foundation, Inc., a private foundation established by Ted Arison (collectively, the "Principal Shareholders"), will beneficially own, in the aggregate, approximately 59.8% of the outstanding capital stock and will control, in the aggregate, approximately 77.4% of the voting power of the Company. For as long as the B Trust holds a majority of the shares of the Class B Common Stock and the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the number of outstanding shares of both Class A and Class B Common Stock, the B Trust will have the power to elect at least 75% of the directors and to substantially influence the Company's affairs and policies. Micky Arison, the Chairman and Chief Executive Officer of the Company, has the sole right to vote and direct the sale of the Class B Common Stock held by the B Trust, subject, during Ted Arison's lifetime, to the consent of the trustee of the B Trust. The Company has agreed under certain loan agreements to ensure that Ted Arison or members of his immediate family beneficially own, directly or indirectly, a number of shares of the Company's capital stock at least sufficient to elect the majority of the directors.


                     USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Shares being sold by the Selling Shareholders. The Selling
Shareholders are selling the Shares for certain estate planning and other related purposes.

    Assuming that the over-allotment options are exercised in
full, the net proceeds to the Company from the sale of the Class A
Common Stock (estimated to be $      ) will be used to repay a
portion of the Company's indebtedness under the $750 million revolving credit facility with a syndicate of banks led by Citibank, N.A. (the "Revolving Credit Facility"). As of February 28, 1995, the Company had $215 million of outstanding indebtedness under the Revolving Credit Facility. The net proceeds from the indebtedness incurred under the Revolving Credit Facility during the last 12 months were used to finance the acquisition of the cruise ships Ryndam and Fascination. The Revolving Credit Facility has a term that expires on June 15, 1999 and amounts borrowed under the Revolving Credit Facility bear interest, at the Company's option, at either (i) a floating rate equal to LIBOR plus .20% or
(ii) a negotiated interest rate (based upon either LIBOR or an absolute rate). On February 28, 1995, the weighted average interest rate for amounts outstanding under the Revolving Credit Facility was 6.22%.


           PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

    The Company's Class A Common Stock is listed on the New York
Stock Exchange under the symbol "CCL". There is no established public trading market for the Company's Class B Common Stock.

    The following table sets forth for the periods indicated the high and low intra-day prices for the Class A Common Stock as reported on the New York Stock Exchange-Composite Transactions and dividends paid.

                                                Class A
                                           Common Stock Prices    Dividends
                                           -------------------    ---------
                                           High           Low
                                           ----          ----

1993:
  First Quarter. . . . . . . . . . . . .  $19.688       $15.688    $.070
  Second Quarter . . . . . . . . . . . .   19.563        15.125     .070
  Third Quarter. . . . . . . . . . . . .   22.125        16.500     .070
  Fourth Quarter . . . . . . . . . . . .   24.125        19.875     .070



1994:
  First Quarter. . . . . . . . . . . . .   26.125        23.000     .070
  Second Quarter . . . . . . . . . . . .   25.438        21.000     .070
  Third Quarter. . . . . . . . . . . . .   24.063        21.750     .070
  Fourth Quarter . . . . . . . . . . . .   23.125        20.563     .075

1995:
  First Quarter. . . . . . . . . . . . .   23.750         19.125   $.075
  Second Quarter (through March 20, 1995)  23.750         22.250      -




        As of March 16, 1995, there were approximately 3,501 holders of record of the Company's Class A Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by the B Trust. The last reported sale price of the Class A Common Stock on the New York Stock Exchange on March 20, 1995 was $23.125 per share.

                        DIVIDEND POLICY


    The Company declared cash dividends of $.070 per share in each quarter of fiscal 1993, $.070 per share in each of the first three fiscal quarters of 1994, $.075 per share in the fourth quarter of fiscal 1994 and $.075 per share in the first quarter of 1995. Payment of future quarterly dividends will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and certain tax considerations of certain of the Principal Shareholders, some of whom are required to include a portion of the Company's earnings in their taxable income whether or not the earnings are distributed. The Company may also declare special dividends to all shareholders in the event that the Principal Shareholders are required to pay additional income taxes by reason of their ownership of the Common Stock, either because of an income tax audit of the Company or the Principal Shareholders or because of certain actions by the Company (such as a failure by the Company to maintain its investment in shipping assets at a certain level) that would trigger adverse tax consequences to the Principal Shareholders under the special tax rules applicable to them.

     Any dividend declared by the Board of Directors on the Company's Common Stock will be paid concurrently at the same rate on the Class A Common Stock and the Class B Common Stock.

     While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama. Dividends paid by the Company will be taxable as ordinary income for United States Federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, but generally will not qualify for any dividends-received deduction.

     Certain loan documents entered into by certain subsidiaries of HAL Antillen N.V., a subsidiary of the Company ("HAL"), restrict the level of dividend payments by such subsidiaries to HAL.

     The payment and amount of any dividend is within the discretion of the Board of Directors, and it is possible that the amount of any dividend may vary from the levels discussed above. If the law regarding the taxation of the Company's income to the Principal Shareholders were to change so that the amount of tax payable by the Principal Shareholders were increased or reduced, the amount of dividends paid by the Company might be more or less than is currently contemplated.

                          CAPITALIZATION

     The following table sets forth the capitalization of the Company at November 30, 1994. The information set forth below should be read in conjunction with the financial statements and related notes incorporated in this Prospectus by reference.

                                                   November 30, 1994
                                                   -----------------
                                               (in thousands of dollars)
Current portion of long-term
debt and short-term borrowings                       $   84,644
                                                         ======
Long-term debt and convertible
notes:
 Mortgages and other loans
 payable bearing interest at
 rates ranging from 8% to
 9.9%, secured by vessels                               208,077

Unsecured $750 million
 Revolving Credit Facility due
 June 1999                                              238,000

Other loans payable                                      51,136

5-3/4% Notes Due March 15,
 1998                                                   200,000

6.15% Notes Due October 1,
 2003                                                   124,939

7.70% Notes Due July 15, 2004                            99,890

7.20% Debentures Due October
 1, 2023                                                124,862

4-1/2% Convertible
 Subordinated Notes Due
 July 1, 1997                                           115,000
                                                        -------
Total long-term debt and
 convertible notes                                   $1,161,904
                                                      ---------

Shareholders' equity:

Class A Common Stock ($.01
 par value; one vote per
 share; 399,500 shares
 authorized; 227,575 shares
 issued and outstanding)                             $    2,276

Class B Common Stock ($.01
 par value; five votes per
 share; 100,500 shares
 authorized; 54,957 shares
 issued and outstanding)                                    550

 Paid-in capital                                        544,947

 Retained earnings                                     1,390,589

 Less-

 Other                                                    (9,428)
                                                          ------
    Total shareholders' equity                         1,928,934
                                                       ---------
    Total capitalization                              $3,090,838
                                                       =========

                        SELECTED FINANCIAL DATA


        The selected financial data presented below for the fiscal years ended November 30, 1990 through 1994 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes incorporated in this Prospectus by reference. Certain amounts in prior years have been reclassified to conform with the current year's presentation.



                                                                        Year Ended November 30,
                                         --------------------------------------------------------------------------------
                                            1990              1991             1992(1)            1993          1994
                                        -----------       -----------       -----------      ------------    ------------
                                                             (amounts in thousands, except per share data)
Operations Data:

Revenues                                 $1,253,756        $1,404,704        $1,473,614       $ 1,556,919     $ 1,806,016
  Costs and expenses:
  Operating expenses                        708,308           810,317           865,587           907,925       1,028,475
  Selling and administrative                181,731           193,316           194,298           207,995         223,272
  Depreciation and amortization              72,404            85,166            88,833            93,333         110,595
                                             ------           -------         ---------         ---------       ---------
                                           $962,443        $1,088,799        $1,148,718        $1,209,253      $1,362,342
                                           ========        ==========        ==========        ==========      ==========
Operating income                           $291,313          $315,905          $324,896          $347,666        $443,674
Other income (expense):
 Interest income                             10,044            10,596            16,946            11,527           8,668
 Interest expense, net of
 capitalized interest                       (61,848)          (65,428)          (53,792)          (34,325)        (51,378)
 Other income (expense)                        (532)            1,746             2,731            (1,201)         (9,146)
 Income tax expense                          (4,546)           (8,995)           (9,008)           (5,497)        (10,053)
                                            --------           ------             ------            -----          ------
                                           $(56,882)         $(62,081)         $(43,123)         $(29,496)       $(61,909)
                                           =========         =========         =========         =========       =========
Income from continuing
 operations                                 234,431           253,824           281,773           318,170         381,765
 Discontinued operations:
  Loss from operations of hotel
   and casino segment(1)                    (28,229)          (33,373)              -                -               -
  Estimated loss on disposal of
   hotel and casino segment(1)                 -             (135,463)              -                -               -
Extraordinary Item:
  Loss on early extinguishment of
   debt(2)                                     -                 -               (5,189)             -               -
Net income                                 $206,202         $  84,988         $ 276,584         $ 318,170       $ 381,765
                                           ========         =========         =========         =========       =========
Earnings per share:
 Continuing operations                         $.87              $.93             $1.00             $1.13           $1.35
 Net income                                    $.77              $.31              $.98             $1.13           $1.35

Dividends declared per share                  $.240             $.245             $.280             $.280           $.285
Passenger cruise days                         5,565             6,365             6,766             7,003           8,102
Percent of total cruise capacity (3)         106.6%            105.7%            105.3%            105.3%          104.0%
Weighted average shares                     269,490           273,832           281,686           282,474         282,744


                             Page 13

                                                                           November 30,
                                    ----------------------------------------------------------------------------------------
                                          1990              1991             1992(1)               1993                1994
                                                                 (in thousands of dollars)
Balance Sheet Data:
Cash and cash equivalents and
 short-term investments              $   124,081       $   278,136       $   226,062          $    148,920        $   124,220
Total current assets                     200,011           363,788           311,424               253,798            240,449
Total assets                           2,583,424         2,650,252         2,645,607             3,218,920          3,669,823
Customer deposits(4)                     164,184           167,723           178,945               228,153            257,505
Total current liabilities                543,343           551,287           474,781               549,994            564,957
Long-term debt and convertible
 notes                                   999,772           921,689           776,600             1,031,221          1,161,904
Total shareholders' equity             1,036,071         1,171,129         1,384,845             1,627,206          1,928,934

- ---------------------------------------

(1) In November 1991, the Company adopted a formal plan to dispose of Carnival's Crystal Palace Resort and Casino (the "CCP Resort"), which comprised the entire resort and casino segment of the Company's operations. At that time, the Company recorded a provision for the loss on disposal of the CCP Resort of approximately $135 million, representing a write-down of $95 million to record the property at its estimated net realizable value and a provision of $40 million for the possible funding for the CCP Resort which may be required prior to disposal. The data for the fiscal year ended November 30, 1990 has been restated to reflect the discontinuation for the CCP Resort operations for accounting purposes.


(2) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon
    Convertible Subordinated Notes due 2005.

(3) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(4) Represents customer deposits for cruises and tours which will be recognized as revenue.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

    The Company earns revenues primarily from (i) the sale of passenger tickets, which include accommodations, meals, airfare and substantially all shipboard activities, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour operations of HAL.

    The following table presents operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:


                                         Year Ended November 30,
                                        ------------------------

                                      1992          1993       1994
                                     ------        ------     ------

Revenues:                            100.0%        100.0%     100.0%
Operating Cost and Expenses:
  Operating expenses                  58.8          58.3       56.9
  Selling and administrative          13.2          13.4       12.4
Depreciation and
   amortization                        6.0           6.0        6.1
                                      ----          ----       ----
Operating Income                      22.0          22.3        24.6
Other Income (Expense)                (2.9)         (1.9)       (3.5)
Income From Continuing
      Operations                      19.1%         20.4%       21.1%
Selected Statistical
Information:
 Passengers carried              1,153,000     1,154,000   1,354,000
 Passenger cruise days           6,766,000     7,003,000   8,102,000
 Occupancy percentage               105.3%        105.3%      104.0%

General

    The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity.

    Fixed costs, including depreciation, fuel, insurance, port charges and crew costs represent more than one-third of the Company's operating expenses and do not significantly change in relation to changes in passenger loads and aggregate passenger ticket revenue. The Company's different businesses experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late December through April and late June through August. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets. The Company's tour revenues are extremely seasonal with a large majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.


Fiscal Year Ended November 30, 1994 Compared to Fiscal Year Ended
November 30, 1993

Revenues

    The increase in total revenues of $249.1 million from 1993 to 1994 was comprised of a $241.6 million, or 17.5%, increase in cruise revenues and an increase of $7.5 million, or 4.3%, in tour revenues for the period. The increase in cruise revenues was primarily the result of a 17.2% increase in capacity for the period. This capacity increase resulted from additional capacity provided by Carnival's SuperLiners Sensation and Fascination which entered service in November 1993 and July 1994, respectively, and Holland America Line's Maasdam and Ryndam which entered service in December 1993 and October 1994, respectively. Also affecting cruise revenues were slightly higher yields, slightly lower occupancies and lost revenues related to the grounding of the Nieuw Amsterdam which resulted in the cancellation of three one-week cruises in August 1994. See "- Other Income (Expense)" below.

    Average capacity is expected to increase approximately 13.0% during the next fiscal year as a result of the delivery of the Fascination in July 1994, the Ryndam in October 1994 and the Imagination in June 1995, net of a reduction in capacity due to the discontinuance of the Company's FiestaMarina cruise division in September 1994.

    Revenues from the Company's tour operations increased to $182.9 million in 1994 from $175.4 million in 1993 primarily due to an increase in the number of tour passengers.

Costs And Expenses

    Operating expenses increased $120.6 million, or 13.3%, from 1993 to 1994. Cruise operating costs increased by $113.4 million, or 14.5%, to $896.3 million in 1994 from $782.8 million in 1993.
Cruise operating costs increased primarily due to costs associated with the increased capacity in 1994.

    Selling and administrative expenses increased $15.3 million, or 7.3%, from 1993 to 1994. These increases were attributable to additional advertising and other costs associated primarily with the increase in capacity.

    Depreciation and amortization increased by $17.3 million, or 18.5%, to $110.6 million in 1994 from $93.3 million in 1993.
Depreciation and amortization increased primarily due to the additional capacity discussed above. Also, the depreciable lives of four of the Carnival ships built in the 1980s were extended from 20 or 25 years to 30 years to conform to industry standards. This resulted in a reduction of depreciation of approximately $4 million during 1994.

Other Income (Expense)

    Total other expense (net of other income) in 1994 of $61.9 million increased from $29.5 million in 1993. Interest income decreased to $8.7 million in 1994 from $11.5 million in 1993 due to a lower level of investments in 1994. Total interest expense increased to $73.3 million in 1994 from $58.9 million in 1993 as a result of increased debt levels. Both the lower investment levels and higher debt levels were the result of expenditures made in connection with the ongoing construction and delivery of cruise ships. Capitalized interest decreased to $21.9 million in 1994 from $24.6 million in 1993.

    Other expenses increased to $9.1 million in 1994 because of two events which occurred during 1994. In August 1994, HAL's Nieuw Amsterdam ran aground in Alaska which resulted in the cancellation of three one-week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses amounted to $6.4 million and were included in other expenses. In September 1994, the Company discontinued its FiestaMarina division because of lower than expected passenger occupancy levels. This resulted in a charge of $3.2 million to other expense. The cruise ship operated by FiestaMarina was under charter from Epirotiki Lines, currently 49% owned by the Company, and was returned to Epirotiki.

    Income tax expense increased to $10.1 million in 1994 primarily as a result of taxes of approximately $3 million on a dividend paid by the tour company, a U.S. company, to its parent company, a foreign shipping company.


Recent Developments

First Quarter Results


     On March 21, 1995, the Company reported net income of $67.6 million (or $0.24 per share) on revenues of $419.8 million for the quarter ended February 28, 1995 as compared to net income of $65.1 million (or $0.23 per share) on revenues of $385.3 million for the same quarter in 1994. For the first fiscal quarter of 1995, revenues increased 9% and net income increased 4% over the comparable quarter in 1994. The increases were primarily attributed to additional capacity provided by Holland America Line's Ryndam and Carnival Cruise Lines' Fascination, partially offset by lower occupancy levels on Holland America Line's Caribbean sailings. Net income for the quarter ended February 28, 1995, also was affected by a 23% increase in corporate wide-advertising expenditures.

    For the quarter ended February 28, 1995, the Company achieved an average occupancy level of 99.9%, carrying 343,143 passengers, as compared to an average occupancy level of 100.2%, carrying 314,839 passengers, for the first fiscal quarter of 1994. The slight decline in average occupancy reflects higher occupancy levels for Carnival Cruise Lines offset by lower occupancy levels at Holland America Line for its Caribbean sailings.

Fiscal Year Ended November 30, 1993 Compared to Fiscal Year Ended
November  30, 1992

Revenues

    The increase in total revenues of $83.3 million from 1992 to 1993 was comprised of an $88.9 million, or 6.9%, increase in cruise revenues for the period and a $5.6 million decrease in tour revenues. The increase in cruise revenues was primarily the result of a 3.5% increase in capacity for the period resulting from the addition of Holland America Line's cruise ship Statendam in late January 1993 and a 3.3% increase in passenger yields resulting from an increase in ticket pricing and passenger spending.

    Revenues from the Company's tour operation decreased $5.6 million, or 3.1%, from $181.0 million in 1992 as compared to $175.4 million in 1993. The decrease was due to a reduction in pricing resulting from increased discounting by competitors.

Costs And Expenses

    Operating expenses increased $42.3 million, or 4.9%, from 1992 to 1993. Cruise operating costs increased by $42.9 million, or 5.8%, to $782.8 million in 1993 from $739.9 million in 1992, primarily due to additional costs associated with the increased capacity in 1993.

    Selling and administrative costs increased $13.7 million, or 7.0%, primarily due to increases in advertising expenses associated with increased capacity and an increase in television advertising in 1993.

    Depreciation and amortization increased by $4.5 million, or 5.1%, to $93.3 million in 1993 from $88.8 million in 1992 primarily due to the addition of the Statendam.

Other Income (Expense)

    Other expense (net of other income) of $29.5 million decreased in 1993 from $43.1 million in 1992. Interest income decreased to $11.5 million in 1993 from $16.9 million in 1992 due to lower interest rates on short-term investments in 1993. Interest expense, net of capitalized interest, decreased to $34.3 million in 1993 from $53.8 million in 1992. Total interest expense decreased to $58.9 million in 1993 from $75.5 million in 1992 as a result of decreased debt levels and lower interest rates on floating rate debt. Capitalized interest increased to $24.6 million in 1993 from $21.7 million in 1992 due to higher investments in vessels under construction. Income tax expense decreased $3.5 million to $5.5 million in 1993 from $9.0 million in 1992 due primarily to a reduction in earnings for the tour operation.

Liquidity And Capital Resources

Sources And Uses Of Cash

    The Company's business provided $537 million of net cash from operations during the year ended November 30, 1994, an increase of 12% over the comparable period in 1993. The increase was primarily the result of higher earnings for the period.

    During the year ended November 30, 1994, the Company spent approximately $595 million on capital projects of which $549 million was spent in connection with its ongoing shipbuilding program. The Fascination and the Ryndam were completed and delivered in 1994. The remainder was spent on vessel refurbishments, tour assets and other equipment.

    These capital expenditures were funded by cash from operations, borrowings under the Revolving Credit Facility and the issuance by the Company of $100 million of 7.7% Notes Due July 15, 2004 (the "7.7% Notes") and $30 million of medium term notes due from 1999 to 2004.

    The Company also made scheduled principal payments during 1994 totalling approximately $90 million under various individual vessel mortgage loans and paid $79 million in cash dividends.

Future Commitments

    The Company is scheduled to take delivery of eight new vessels over the next five years. The Imagination is scheduled for delivery in fiscal 1995. The Company will pay approximately $385 million in fiscal 1995 related to the construction of cruise ships and $1.9 billion beyond fiscal 1995. In addition, the Company has $1.1 billion of long-term debt of which $85 million is due in fiscal 1995. The Company also enters into forward foreign currency contracts and interest rate swap agreements to hedge the impact of foreign currency and interest rate fluctuations.

Funding Sources

    Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. In addition, the Company may fund a portion of the construction cost of new ships from borrowings under the Revolving Credit Facility and/or through the issuance of long-term debt in the public or private markets. One of the Company's subsidiaries also has a $25 million line of credit. At November 30, 1994, approximately $512 million was available for borrowing by the Company under the Revolving Credit Facility and on February 28, 1995 approximately $535 million was available for borrowing by the Company under the Revolving Credit Facility.

                    To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under the Revolving Credit Facility, the Company believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In this regard, the Company has filed two Registration Statements on Form S-3 (the "Shelf
Registration") relating to a shelf offering of up to $500 million aggregate principal amount of debt or equity securities. In July
1994, the Company issued the 7.7% Notes under the Shelf
Registration. The Company has also commenced an ongoing $100 million medium term note program under the Shelf Registration pursuant to which the Company may from time to time issue notes with maturities from nine months to 50 years from the date of issue. Under the medium term note program, the Company has issued
$30 million of five to ten-year notes bearing interest at rates ranging from 5.95% to 7% per annum. A balance of $370 million aggregate principal amount of debt or equity securities remains available for issuance under the Shelf Registration.


                         BUSINESS


    The Company is the world's largest multiple-night cruise line based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines and the Company's European joint venture, Epirotiki Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 19 cruise ships with an aggregate capacity of 23,995 passengers based on two passengers per cabin. Through its joint ventures, the Company has an interest in the operation of an additional 10 cruise ships with an aggregate capacity of 5,608 passengers. The Company also operates a tour business through Holland America Westours.

Cruise Ship Segment

Industry


    The passenger cruise industry has experienced substantial growth over the past 25 years. The industry has evolved from a trans-ocean carrier service into a vacation alternative to land-based resorts and sight-seeing destinations. According to Cruise Lines International Association ("CLIA"), an industry trade group, in 1970 approximately 500,000 North American passengers took cruises for three consecutive nights or more. CLIA estimates that this number reached 4.5 million passengers in 1994 and is expected to grow 4% to approximately 4.7 million passengers in 1995.

    Despite the growth of the cruise industry to date, the Company believes that the estimated 4.7 million passengers who will take cruises in 1995 will represent only approximately 2% of the overall North American vacation market, defined as persons who travel for leisure purposes on trips of three nights or longer involving at least one night's stay in a hotel.

    According to CLIA, in 1982 there were approximately 84 cruise ships serving the North American market offering voyages of three or more days, having an aggregate capacity of approximately 46,000 passengers. By the end of 1994, the market included 138 vessels with an aggregate capacity of approximately 107,000 passengers. CLIA estimates that by the end of 1995 the North American market will be served by 136 vessels having an aggregate capacity of approximately 107,000 passengers. The following table sets forth the industry and Company growth over the past five years based on passengers carried for at least three consecutive nights:

                                                     Company Passengers as
         North American       Company Cruise      Percentage of North American
Year   Cruise Passengers(1)  Passengers Carried          Cruise Passengers
- ----   --------------------  ------------------   ----------------------------
          (Calendar)             (Fiscal)
1994     4,535,000 (est)        1,354,000                       29.9%
1993     4,480,000              1,154,000                       25.8
1992     4,136,000              1,153,000                       27.9
1991     3,979,000              1,100,000                       27.6
1990     3,640,000                953,000                       26.2
____________________________

(1) Source: CLIA.

    From 1990 through 1994, the Company's average compound annual growth rate in number of passengers carried was 9.2% versus the industry average of 5.7%. During this period, the Company's percentage share of passengers carried increased from 26.2% to 29.9%.

    The Company's passenger capacity has grown from 13,399 at November 30, 1989 to 23,995 at November 30, 1994. In early 1990, the completion of the Fantasy increased capacity by 2,044 passengers. The lengthening of the Westerdam increased capacity by another 490 passengers beginning in March 1990. In June 1991, the introduction of the Ecstasy added capacity of 2,040 passengers. The delivery of the Statendam, Sensation and Maasdam in 1993 increased capacity by 4,572 passengers, more than offsetting a capacity decrease of 906 passengers related to the sale of the Mardi Gras. During 1994, net capacity increased by 2,369 passengers due to the delivery of the Fascination and Ryndam, net of the 937 decrease in passenger capacity related to the return of the FiestaMarina to Epirotiki Lines. See "Business-Other Cruise Activities".

Cruise Ships And Itineraries

    Under the Carnival Cruise Lines name, the Company serves the contemporary market with nine ships (collectively, the "Carnival Ships"). Eight of the Carnival Ships were designed by and built for Carnival, including seven SuperLiners which are among the largest in the cruise industry. Eight of the Carnival Ships operate in the Caribbean and one Carnival Ship calls on ports in the Mexican Riviera. Carnival Cruise Lines offers three-, four- and seven-day cruises.

    Through its subsidiary, HAL, the Company operates ten cruise ships offering premium or luxury specialty vacations. Seven of these ships, the Rotterdam, the Nieuw Amsterdam, the Noordam, the Westerdam, the Statendam, the Maasdam and the Ryndam are operated under the Holland America Line name (the "HAL Ships"). The remaining three ships, the Wind Star, the Wind Song and the Wind Spirit, are operated under the Windstar Cruises name (the "Windstar Ships"). Six of the HAL Ships were designed by and built for HAL. The three Windstar Ships were built for Windstar Sail Cruises, Ltd. ("WSCL") between 1986 and 1988.

    HAL offers premium cruises of various lengths, primarily in the Caribbean, Alaska, Panama Canal, Europe, the Mediterranean, Hawaii, Mexico, South Pacific, South America and the Orient. Cruise lengths for HAL vary from three to 98 days, with a large proportion being seven or ten days in length. Periodically, the HAL Ships make longer grand cruises or operate on short-term special itineraries. For example, in 1994, the Statendam made a 98-day world cruise, a 36-day Grand Mediterranean and Black Sea voyage and the Maasdam made a 62-day Grand Australian and New Zealand voyage. HAL will continue to offer these special and longer itineraries in order to increase travel opportunities for its customers and strengthen its cruise offerings in view of the fleet expansion. The three Windstar Ships currently operate in the Caribbean, the Mediterranean and the South Pacific.

    The following table presents summary information concerning the Company's ships. Areas of operation are based on current itineraries and are subject to change.

                                                                         Gross
                                                        Passenger     Registered       Primary Areas
Vessel                   Registry           Built       Capacity          Tons         of Operation
- ------                   --------           -----       ---------     ----------       -------------



Carnival Cruise Line
- --------------------
Fascination               Panama            1994         2,040          70,367          Caribbean
Sensation                 Panama            1993         2,040          70,367          Caribbean
Ecstasy                   Liberia           1991         2,040          70,367          Caribbean
Fantasy                   Liberia           1990         2,044          70,367          Bahamas
Celebration               Liberia           1987         1,486          47,262          Caribbean
Jubilee                   Liberia           1986         1,486          47,262          Mexican Riviera
Holiday                   Bahamas           1985         1,452          46,052          Mexican Riviera
Tropicale                 Liberia           1982         1,022          36,674          Caribbean
Festivale                 Bahamas           1961         1,146          38,175          Caribbean
                                                         -----
Total Carnival
Ships Capacity                                          14,756


Holland America Line
- --------------------
Ryndam                   Bahamas            1994         1,266          55,451          Alaska, Caribbean
Maasdam                  Bahamas            1993         1,266          55,451          Europe, Caribbean
Statendam                Bahamas            1993         1,266          55,451          Alaska, Caribbean
Westerdam                Bahamas            1986         1,494          53,872          Canada, Caribbean


                                                                         Gross
                                                        Passenger     Registered       Primary Areas
Vessel                   Registry           Built       Capacity          Tons         of Operation
- ------                   --------           -----       ---------     ----------       -------------


Noordam                  Netherlands
                         Antilles           1984         1,214          33,930          Alaska, Caribbean
Nieuw                    Netherlands
Amsterdam                Antilles           1983         1,214          33,930          Alaska, Caribbean
Rotterdam                Netherlands
                         Antilles           1959         1,075          37,783          Alaska,
                                                                                        Hawaii

Total HAL
Ships Capacity                                          8,795




Windstar Cruises
- ----------------
Wind Spirit              Bahamas            1988          148          5,736           Caribbean,
                                                                                       Mediterranean
Wing Song                Bahamas            1987          148          5,703           South Pacific
Wind Star                Bahamas            1986          148          5,703           Caribbean,
                                                                                       Mediterranean

Total Windstar
 Ships Capacity                                           444
Total Capacity                                         23,995
                                                       ======

- -----------------------------------------
(1) In accordance with industry practice passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.


Cruise Ship Constructions

    The Company is currently constructing six cruise ships to be operated under the Carnival name and two cruise ships to be
operated under the Holland America Line name. The following table presents summary information concerning ships under construction:
                                                                   Approximate
               Expected                 Passenger                     Cost
Vessel         Delivery     Shipyard    Capacity (1)     Tons    (in thousands)
- ------         --------     --------    ------------   --------  --------------

Carnival Cruise Lines
- ---------------------
Imagination     June 1995    Masa-Yards     2,040         70,367     $  330,000
Inspiration    March 1996    Masa-Yards     2,040         70,367        270,000
Destiny      September 1996  Fincantieri    2,640        101,000        400,000
To Be Named   February 1998  Masa-Yards     2,040         70,367        300,000
To Be Named   November 1998  Masa-Yards     2,040         70,367        300,000
To Be Named   December 1998  Fincantieri    2,640        101,000        415,000
                                           ------                    ----------
Total Carnival Ships Capacity              13,440                    $2,015,000
                                           ------                    ----------

Holland America Line
- --------------------
Veendam         June 1996    Fincantieri    1,266          55,451       225,000
To Be Named  September 1997  Fincantieri    1,320          62,000       235,000
                                            -----                       -------
Total HAL Ships                             2,586                       460,000
                                            -----                       -------
Total                                      16,026                    $2,475,000
                                           ======                    ==========

Other Cruise Activities

    In April 1992, the Company agreed to acquire up to 50% of a joint venture company ("Seabourn") which had been set up to acquire the cruise operations of K/S Seabourn Cruise Line. The Company's investment in Seabourn is in the form of two subordinated secured ten-year loans of $15 million and $10 million, respectively. In return for providing Seabourn with sales and marketing support, the Company received a 25% equity interest. The $10 million note is convertible at any time prior to maturity into an additional 25% interest, and in certain instances will automatically convert into an additional 25% interest, in Seabourn. Seabourn operates two ultra-luxury ships, which have an aggregate capacity of 408 passengers and have itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East.

             In September 1993, the Company acquired a 16.6% equity interest in Epirotiki Lines, a Greece based operator of eight cruise ships with an aggregate capacity of approximately 5,200 passengers, in exchange for the cruise ship Mardi Gras. In March 1994 the Company acquired an additional 26.4% equity interest, bringing its total ownership interest to 43%, in exchange for the cruise ship FiestaMarina. In February 1995, the Epirotiki venture reorganized which resulted in the Company obtaining an additional 6% interest for a total ownership of 49%. The Greece-based company operates its eight cruise ships primarily on itineraries in the Aegean and Eastern Mediterranean Seas.

    In October 1993, Carnival Cruise Lines' Carnivale was renamed the FiestaMarina and began service with FiestaMarina Cruises, a division of Carnival catering to the Latin American and Spanish speaking U.S. markets, departing from San Juan, Puerto Rico and LaGuaira/Caracas, Venezuela for three-, four- and seven-day cruises. In September 1994, this product was discontinued as the depth of the market could not support the size of the vessel. The vessel, which was under charter, was returned to Epirotiki Lines.

Cruise Tariffs

    Unless otherwise noted, brochure prices include round trip airfare from over 175 cities in the United States and Canada. If a passenger chooses not to have the Company provide air transportation, the ticket price is reduced. Brochure prices vary depending on size and location of cabin, the time of year that the voyage takes place, and when the booking is made. The cruise brochure price includes a wide variety of activities and facilities, such as a fully equipped casino, nightclubs, theatrical shows, movies, parties, a discotheque, a health club and swimming pools on each ship. The brochure price also includes numerous dining opportunities daily.

    Brochure pricing information below is per person based on double occupancy:

Area of Operation          Cruise Length             Price Range
- -----------------          -------------             -----------

Carnival Cruise Lines
- ---------------------
Caribbean                     3-day                $  549 - $1,169
                              4-day                   649 -  1,329
                              7-day                 1,399 -  2,429
Mexico                        3-day                   549 -  1,169
                              4-day                   649 -  1,329
                              7-day                 1,399 -  2,429

Holland America Line (1)
- ------------------------
Alaska                        3-day                 $  504 - 3,094
                              4-day                    728 - 4,468
                              7-day                  1,120 - 6,875
Caribbean                     7-day                  1,495 - 5,200
                             10-day                  2,135 - 7,240
Europe                       10- to 12-day          3,240 - 13,345
Panama Canal                 10- to 22-day          2,185 - 14,840

Windstar Cruises (1)
- --------------------
Caribbean                     7-day                $2,995 - 3,195
Mediterranean                 7- to 16-day          3,895 - 6,695
South Pacific                 7-day                 2,995 - 3,195

________________________________
(1) Prices represent cruise only


    Brochure prices are regularly discounted through the Company's early booking discount program and other promotions.

 On-Board And Other Revenues

    The Company derives revenues from certain on-board activities and services including casino gaming, liquor sales, gift shop sales, shore tours, photography and promotional advertising by merchants located in ports of call.

    The casinos, which contain slot machines and gaming tables including blackjack, craps, roulette and stud poker are open when the ships are at sea in international waters. The Company also earns revenue from the sale of alcoholic beverages. Certain onboard activities are managed by independent concessionaires from which the Company collects a percentage of revenues, while certain others are managed by the Company.

    The Company receives additional revenue from the sale to its passengers of shore excursions at each ship's ports of call. On the Carnival Ships, such shore excursions are operated by independent tour operators and include bus and taxi sight-seeing excursions, local boat and beach parties, and nightclub and casino visits. On the HAL Ships, shore excursions are operated by Holland America Westours and independent parties.

    In conjunction with its cruise vacations on the Carnival Ships, the Company sells pre- and post-cruise land packages. Such packages generally include one, two or three-night vacations at locations such as Walt Disney World in Orlando, Florida or resorts in the South Florida and the San Juan, Puerto Rico areas.

    In conjunction with its cruise vacations on the HAL Ships, HAL sells pre-cruise and post-cruise land packages which are more fully described below. See "Business-Tour Segment".

Passengers

    The following table sets forth the aggregate number of passengers carried and percentage occupancy for the Company's ships for the periods indicated:

                                           Year Ended November 30,
                               ------------------------------------------------
                                     1994             1993           1992
                                     ----             ----           ----

Number of Passengers              1,354,000         1,154,000      1,153,000
Occupancy                             104.0%            105.3%         105.3%
Percentage(1)
_________________________________________

    (1) In accordance with industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. Occupancy percentages in excess of 100% indicate that more than two passengers occupied some cabins.


    The following table sets forth the actual occupancy percentage for all cruises on the Company's ships during each quarter for the fiscal years ended November 30, 1993 and November 30, 1994:

                                                Occupancy
                 Quarter Ending                 Percentage
                 --------------                 ----------
                 February 28, 1993                100.9%
                 May 31, 1993                     104.2
                 August 31, 1993                  114.3
                 November 30, 1993                100.9
                 February 28, 1994                100.2
                 May 31, 1994                     101.2
                 August 31, 1994                  113.4
                 November 30, 1994                100.9


Sales And Marketing

        The Company's product positioning stems from its belief that the cruise market is actually comprised of three primary segments with different passenger demographics and, therefore, different passenger requirements and growth characteristics. These three segments are the contemporary, premium and luxury specialty segments. The luxury specialty segment, which is not as large as the other segments, is served by cruises with per diems of $300 or higher. The premium segment typically is served by cruises that last for seven to 14 days or more at per diem rates of $250 or higher, and appeal principally to more affluent customers.
Passengers that travel on cruises serving the luxury specialty and premium segments typically have previously been on a cruise ship, and marketing efforts in these segments are geared toward reaching these experienced cruise passengers. The contemporary segment, on the other hand, is served typically by cruises that are seven days or shorter in length, are priced at per diem rates of $200 or less, and feature a casual ambience. Because cruises serving the contemporary segment are more affordable, require less time and are more casual in nature, they appeal to passengers of all ages and income categories. The primary market for the contemporary segment is the first time cruise passenger (it is estimated that not more than eight percent of the North American population has ever cruised). The Company believes that the success and growth of the Carnival cruises are attributable in large part to its early recognition of this market segmentation and its efforts to reach and promote the expansion of the contemporary segment.

        Carnival believes that its success is due in large part to its unique product positioning within the industry. Carnival markets the Carnival Ship cruises not only as alternatives to competitors' cruises, but as vacation alternatives to land-based resorts and sight-seeing destinations. Carnival seeks to attract passengers from the broad vacation market, including those who have never been on a cruise ship before and who might not otherwise consider a cruise as a vacation alternative. Carnival's strategy has been to emphasize the cruise experience itself rather than particular destinations, as well as the advantages of a prepaid, all-inclusive vacation package. Carnival markets the Carnival Ship cruises as the "Fun Ships"(Registered Trademark) experience, which includes a wide variety of shipboard activities and entertainment, such as full-scale casinos and nightclubs, an atmosphere of pampered service and unlimited food.

        The Company markets the Carnival Ships as the "Fun Ships" (Registered Trademark) and uses the themes "Carnival's Got the Fun" (Registered Trademark) and "The Most Popular Cruise Line in the World" (Registered Trademark), among others. Carnival advertises nationally directly to consumers on network television and through extensive print media featuring its spokesperson, Kathie Lee
Gifford. Carnival believes its advertising generates interest in cruise vacations generally and results in a higher degree of consumer awareness of the "Fun Ships"(Registered Trademark) concept and the "Carnival"(Registered Trademark) name. Substantially all of Carnival's cruise bookings are made through travel agents, which arrangement is encouraged as a matter of policy. In fiscal 1994, Carnival took reservations from about 28,000 of approximately
45,000 travel agencies in the United States and Canada.
Travel agents receive a standard commission of 10% (15% in the State of Florida), plus the potential of an additional commission based on sales volume. Moreover, because cruise vacations are substantially all-inclusive, sales of Carnival cruise vacations yield a significantly higher commission to travel agents than selling air tickets and hotel rooms. During fiscal 1994, no one travel agency accounted for more than 2% of Carnival's revenues.

        Carnival engages in substantial promotional efforts designed to motivate and educate retail travel agents about its "Fun Ships" (Registered Trademark) cruise vacations. Carnival employs approximately 90 field sales representatives and 40 in-house service representatives to motivate independent travel agents and promote its cruises. Carnival believes it has the largest sales force in the industry.

        To facilitate access and to simplify the reservation process, Carnival employs approximately 290 reservation agents to take bookings from independent travel agents. Carnival's fully-automated reservation system allows its reservation agents to respond quickly to book cabins on its ships. Carnival has a policy of pricing comparable cabins (based on size, location and length of voyage) on its various ships at the same rate ("common rating"). Such common rate includes round-trip airfare, which means that any passenger can fly from any one of over 175 cities in the United States and Canada to ports of embarkation for the same price. By common rating, Carnival is able to offer customers a wider variety of voyages for the same price, which the Company believes improves occupancy on all its cruises.

        Carnival's cruises generally are substantially booked several months in advance of the sailing date. This lead time allows
Carnival to adjust its prices, if necessary, in relation to demand for available cabins, as indicated by the level of advance bookings. During late fiscal 1992, Carnival decided to introduce its SuperSaver fares at an earlier stage of the booking process to promote effective yield management and to encourage potential passengers to book cruise reservations earlier. Carnival's payment terms require that a passenger pay approximately 15% of the cruise price within seven days of the reservation date and the balance not later than 45 days before the sailing date for three- and four-day cruises and 60 days before the sailing date for seven-day cruises.

        The HAL and Windstar Ships cater to the premium and luxury specialty markets, respectively. The Company believes that the hallmarks of the HAL experience are beautiful ships and gracious attentive service. HAL communicates this difference as "A Tradition of Excellence" (Registered Trademark), a reference to its long standing reputation as a first class and grand cruise line.

        Substantially all of HAL's bookings are made through travel agents, which arrangement HAL encourages as a matter of policy. In fiscal 1994, HAL took reservations from about 20,000 of approximately 45,000 travel agencies in the U.S. and Canada. Travel agents receive a standard commission of between 10% and 15%, depending on the specific cruise product sold, with the potential for override commissions based upon sales volume. During 1994, no one travel agency accounted for more than 1% of HAL's total revenue.

        HAL has focused much of its recent sales effort at creating an excellent relationship with the travel agency community. This is related to the HAL marketing philosophy that travel agents have a large impact on the consumer cruise selection process, and will recommend HAL more often because of its excellent reputation for service to both consumers and independent travel agents. HAL solicits continuous feedback from consumers and the independent travel agents making bookings with HAL to insure they are receiving excellent service.

        HAL's marketing communication strategy is primarily composed of newspaper and magazine advertising, large scale brochure distribution and direct mail solicitations to past passengers
(referred to as "alumni") and cable television. HAL engages in substantial promotional efforts designed to motivate and educate retail travel agents about its products. HAL employs approximately
50 field sales representatives and 30 in-house sales representatives to support the field sales force. Carnival's approximate 90 field sales representatives also promote HAL products. To facilitate access to HAL and to simplify the reservation process for the HAL ships, HAL employs approximately
220 reservation agents to take bookings from travel agents. HAL's cruises generally are booked several months in advance of the sailing date. The Company solicits current and former passengers of the Carnival Ships to take future cruises on the HAL and Windstar Ships.

        Windstar Cruises has its own marketing and reservations staff. Field sales representatives for both HAL and Carnival act as field sales representatives for Windstar. Marketing efforts are primarily devoted to (a) travel agent support and awareness, (b) direct mail solicitation of past passengers, and (c) distribution of brochures. The marketing features the distinctive nature of the graceful, modern sail ships and the distinctive "casually elegant" experience on "intimate itineraries" (apart from the normal cruise experience). Windstar's cruise market positioning is embodied in the phrase "180 degrees from ordinary".

Seasonality

        The Company's revenue from the sale of passenger tickets for the Carnival Ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late
December through April and late June through August. Demand traditionally is lower during the period from September through mid-December and during May. To allow for full availability during peak periods, drydocking maintenance is usually performed in September, October and early December. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets.

Competition

        Cruise lines compete for consumer disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sight-seeing destinations, and public demand for such activities is influenced by general economic conditions.

        The Carnival Ships compete with cruise ships operated by seven different cruise lines which operate year round from Florida and California with similar itineraries and with seven other cruise lines operating seasonally from other Florida and California ports, including cruise ships operated by HAL. Competition for cruise passengers in South Florida is substantial. Ships operated by Royal Caribbean Cruise Lines and Norwegian Cruise Lines sail regularly from Miami on itineraries similar to those of the Carnival Ships. Carnival competes year round with ships operated by Royal Caribbean Cruise Lines and Princess Cruises embarking from Los Angeles to the west coast of Mexico. Cruise lines such as Norwegian Cruise Lines, Royal Caribbean Cruise Lines, Costa Cruises, Cunard and Princess Cruise Lines offer voyages competing with Carnival from San Juan to the Caribbean.

       In the Alaska market, HAL competes directly with cruise ships operated by seven different cruise lines with the largest competitors being Princess Cruise Lines and Regency Cruises, Inc. Over the past several years, there has been a steady increase in the available capacity among all cruise lines in the Alaska market. The Alaska market is divided into two areas: southeast Alaska and the Gulf of Alaska. In the southeast Alaska market, HAL's primary competitor is Princess Cruise Lines. In the Gulf of Alaska market, HAL's primary competitors are Princess Cruise Lines and Regency Cruises, Inc.

        In the Caribbean market, HAL competes with cruise ships operated by 14 different cruise lines, its primary competitors being Princess Cruise Lines, Royal Caribbean Cruise Lines and Norwegian
Cruise Line, as well as the Carnival Ships. In 1989, the Company began introducing a number of new itineraries which reduces the extent to which HAL competes directly with the Carnival Ships.

Governmental Regulation

        The Ecstasy, Fantasy, Jubilee, Celebration and Tropicale are Liberian flagged ships, the Sensation and Fascination are Panamanian flagged ships, and the balance of the Carnival Ships are registered in the Bahamas. The Ryndam, Maasdam, Statendam and Westerdam are registered in the Bahamas, while the balance of the HAL Ships are flagged in the Netherlands Antilles. The Windstar Ships are registered in the Bahamas. The ships are subject to inspection by the United States Coast Guard for compliance with the Convention for the Safety of Life at Sea and by the United States Public Health Service for sanitary standards. The Company is also regulated by the Federal Maritime Commission, which, among other things, certifies ships on the basis of the ability of the Company to meet obligations to passengers for refunds in case of non-performance. The Company believes it is in compliance with all material regulations applicable to its ships and has all licenses necessary to the conduct of its business. In connection with a significant portion of its Alaska cruise operations, HAL relies on a concession permit from the National Park Service to operate its cruise ships in Glacier Bay National Park, which is periodically renewed. There can be no assurance that the permits will continue to be renewed or that regulations relating to the renewal of such permits, including preference rights, will remain unchanged in the future.

        The International Maritime Organization has adopted safety standards as part of the "Safety of Life at Sea" ("SOLAS")
Convention, applicable generally to all passenger ships carrying 36 or more passengers. Generally, SOLAS imposes enhanced vessel structural requirements designed to improve passenger safety. The
SOLAS requirements are phased in through the year 2010. However, certain stringent SOLAS fire safety requirements must be implemented by 1997. Only two of the Company's vessels, Carnival's Festivale, and HAL's Rotterdam are expected to be affected by the SOLAS 1997 requirements which will not result in material costs to the Company.

        From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

Tour Segment

        In addition to its cruise business, HAL markets sight-seeing tours separately and as a part of cruise/tour packages under the Holland America Westours name. Tour operations are based in Alaska, Washington State and western Canada. Since a substantial portion of Holland America Westours' business is derived from the sale of tour packages in Alaska during the summer tour season, tour operations are highly seasonal.

Holland America Westours

        Holland America Westours is a wholly-owned subsidiary of HAL. The group of subsidiaries which together comprise the tour operations perform three independent yet interrelated functions. During 1994, as part of an integrated travel program to destinations in Alaska and the Canadian Rockies, the tour service group offered 62 different tour programs varying in length from six to 23 days. The transportation group and hotel group support the tour service group by supplying facilities needed to conduct tours. Facilities include dayboats, motor coaches, rail cars and hotels.

        Four luxury dayboats perform an important role in the integrated Alaska travel program offering tours to the glaciers and fjords of Alaska and the Yukon River. The Fairweather cruises the Lynn Canal in Southeast Alaska and the Glacier Queen II cruises to the Columbia Glacier near Valdez, Alaska. The third dayboat, the Yukon Queen, cruises the Yukon River between Dawson City, Yukon Territory and Eagle, Alaska. A fourth dayboat, the Ptarmigan, operates on Portage Lake in Alaska. The four dayboats have a combined capacity of 696 passengers.

        A fleet of over 290 motor coaches using the trade name Gray Line operate in Alaska, Washington and western Canada. These motor coaches are used for extended trips, city sight-seeing tours and charter hire. HAL conducts its tours both as part of a cruise/tour package and as individual sight-seeing products sold under the Gray
Line name. In addition, HAL operates express Gray Line motor coach service between downtown Seattle and the Seattle-Tacoma
International Airport.

        Ten private domed rail cars, which are called
"McKinley Explorers", run on the Alaska railroad between Anchorage and Fairbanks, stopping at Denali National Park.

        In connection with its tour operations, HAL owns or leases motor coach maintenance shops in Seattle, and at Juneau, Fairbanks, Anchorage, Skagway and Ketchikan in Alaska. HAL also owns or leases service offices at Anchorage, Fairbanks, Juneau, Ketchikan and Skagway in Alaska, at Whitehorse in the Yukon Territory, in Seattle and at Vancouver in British Columbia. Certain real property facilities on federal land are used in HAL's tour operations pursuant to permits from the applicable federal agencies.

Westmark Hotels

        HAL owns and/or operates 16 hotels in Alaska and the Canadian Yukon under the name Westmark Hotels. Four of the hotels are located in Canada's Yukon Territory and offer a combined total of 585 rooms. The remaining 12 hotels, all located throughout Alaska, provide a total of 1,650 rooms, bringing the total number of hotel rooms to 2,235.

        The hotels play an important role in HAL's tour program during the summer months when they provide accommodations to the tour passengers. The hotels located in the larger metropolitan areas remain open during the entire year, acting during the winter season as centers for local community activities while continuing to accommodate the travelling public. HAL hotels include dining, lounge and conference or meeting room facilities. Certain hotels have gift shops and other tourist services on the premises.

        The hotels are summarized in the following table:

Hotel Name            Location               Rooms          Open During
                                                           1994 Season

Alaska Hotels:
Westmark Anchorage    Anchorage              198            year-round
Westmark Inn          Anchorage               90            seasonal
Westmark Inn          Fairbanks              173            seasonal
Westmark Fairbanks    Fairbanks              238            year-round
Westmark Juneau       Juneau                 105            year-round
The Baranof           Juneau                 194            year-round
Westmark Cape Fox     Ketchikan               72            year-round
Westmark Kodiak       Kodiak                  81            year-round
Westmark Shee Atika   Sitka                  101            year-round
Westmark Inn Skagway  Skagway                209            seasonal
Westmark Tok          Tok                     92            seasonal
Westmark Valdez       Valdez                  97            year-round

Canadian Hotels (Yukon Territory):
Westmark Inn          Beaver Creek           174            seasonal
Westmark Klondike Inn Whitehorse              99            seasonal
Westmark Whitehorse   Whitehorse             181            year-round
Westmark Inn          Dawson                 131            seasonal



        Thirteen of the hotels are owned by a HAL subsidiary. The remaining three hotels, Westmark Anchorage, Westmark Cape Fox and
Westmark Shee Atika are operated under arrangements involving third parties such as management agreements and leases.

        For the hotels that operate year-round, the occupancy percentage for 1994 was 61.1%, and for the hotels that operate only during the summer months, the occupancy percentage for 1994 was 76.9%.

Seasonality

        The Company's tour revenues are extremely seasonal with a large majority generated during the late spring and summer months in connection with the Alaska cruise season. Holland America Westours' tours are conducted in Washington, Alaska and the Canadian Rockies.
The Alaska and Canadian Rockies tours coincide to a great extent with the Alaska cruise season, May through September. Washington tours are conducted year-round although demand is greatest during the summer months. During periods in which tour demand is low, HAL seeks to maximize its motor coach charter activity such as operating charter tours to ski resorts in Washington and Canada.

Sales And Marketing

        HAL tours are marketed both separately and as part of cruise-tour packages. Although most HAL cruise-tours include a HAL cruise as the cruise segment, other cruise lines also market HAL tours as a part of their cruise tour packages and sight-seeing excursions.
Tours sold separately are marketed through independent travel agents and also directly by HAL, utilizing sales desks in major hotels. General marketing for the hotels is done through various media in Alaska, Canada and the continental United States. Travel agents, particularly in Alaska, are solicited, and displays are used in airports in Seattle, Washington, Portland, Oregon and various Alaskan cities. Rates at Westmark Hotels are on the upper end of the scale for hotels in Alaska and the Canadian Yukon.

Concessions

        Certain tours in Alaska are conducted on federal property requiring concession permits from the applicable federal agencies such as the National Park Service or the United States Forest
Service.

Competition

        Holland America Westours competes with independent tour operators and motor coach charter operators in Washington, Alaska and the Canadian Rockies. The primary competitors in Alaska are Princess
Tours (which owns approximately 120 motor coaches and three hotels) and Alaska Sightseeing/Trav-Alaska (which owns approximately 40 motor coaches). The primary competitor in Washington is Gazelle
(with approximately 15 motor coaches). The primary competitors in the Canadian Rockies are Tauck Tours, Princess Tours and Brewster
Transportation.

        Westmark Hotels compete with various hotels throughout Alaska, including the Super 8 national motel chain, many of which charge prices below those charged by HAL. Dining facilities in the hotels also compete with the many restaurants in the same geographic areas.

Government Regulation

        HAL's motor coach operations are subject to regulation both at the federal and state levels, including primarily the Interstate Commerce Commission, the U.S. Department of Transportation, the Washington Utilities and Transportation Commission, the British Columbia Motor Carrier Commission and the Alaska Transportation Commission. Certain of HAL's tours involve federal properties and are subject to regulation by various federal agencies such as the National Park Service, the Federal Maritime Administration and the U.S. Forest Service.

        In connection with the operation of its beverage facilities in the Westmark Hotels, HAL is required to comply with state, county and/or city ordinances regulating the sale and consumption of alcoholic beverages. Violations of these ordinances could result in fines, suspensions or revocation of such licenses and preclude the sale of any alcoholic beverages by the hotel involved.

        In the operation of its hotels, HAL is required to comply with applicable building and fire codes. Changes in these codes have in the past and may in the future, require substantial capital expenditures to insure continuing compliance such as the installation of sprinkler systems.

                      SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock as of March 20, 1995, and as adjusted to reflect the sale of the Shares offered hereby, for all Selling Shareholders:

                                                                               Shares of Class A Common
                            Shares of Class A Common                           Stock to be Beneficially
Name of                           Stock                                        Owned After Sale Under
Selling                     Beneficially Owned Before        Shares to be               This
Shareholder                 Sale Under This Prospectus           Sold               Prospectus
- -----------                 --------------------------       ------------      -------------------------


                            Number       Percentage                            Number      Percentage
                            ------       -------------                         -------     -------------
Cititrust (Jersey)
Limited, as trustee for
the Ted Arison 1994
Cash Trust                  8,000,000       3.5%              8,000,000            0            0%

Royal Bank of Scotland
Trust Company
(Jersey) Limited, as
trustee for The Ted
Arison 1992
Irrevocable Trust for
Micky                       2,000,000        (1)              2,000,000            0            0%

Royal Bank of Scotland
Trust Company
(Jersey) Limited, as
trustee for The Ted
Arison 1992
Irrevocable Trust for
Shari                       1,800,000        (1)              1,800,000             0           0%

Royal Bank of Scotland
Trust Company
(Jersey) Limited, as
trustee for The Ted
Arison 1992
Irrevocable Trust for
Lin No. 2                   2,000,000        (1)              2,000,000              0          0%
                            ---------      --------           ---------           -------      -----

                           13,800,000                        13,800,000              0          0%

______________________



(1)  Less than one percent of the outstanding shares of Class A
     Common Stock.



    The Selling Shareholders are foreign trusts established for the benefit of Micky Arison, Shari Arison, Marilyn Arison and others. Micky Arison, the Chairman and Chief Executive Officer of the Company, is the son of Ted Arison. Shari Arison is the daughter of Ted Arison and, until July, 1993, was a director of the Company. Marilyn Arison is the wife of Ted Arison. Ted Arison is a significant shareholder of the Company. Because the trust instruments governing the Selling Shareholders provide Ted Arison and Micky Arison with certain voting and/or dispositive rights, either or both of them may be deemed to beneficially own all of the shares of Class A Common Stock held by the Selling

Shareholders. However, Ted Arison disclaims beneficial ownership of all such shares and Micky Arison disclaims beneficial ownership of the shares beneficially owned by the Royal Bank of Scotland Trust
Company (Jersey) Limited.


                     DESCRIPTION OF CAPITAL STOCK

General

     The Company's authorized capital stock consists of 399,500,000 shares of Class A Common Stock and 100,500,000 shares of Class B
Common Stock.


Voting

    Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to five votes, except (i) for the election of directors, and (ii) as otherwise provided by law. In the annual election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect 25% of the directors to be elected (rounded up to the nearest whole number). The holders of Class B Common Stock, voting as a separate class, are entitled to elect 75% of the directors to be elected (rounded down to the nearest whole number), so long as the number of outstanding shares of Class B Common Stock is at least 12-1/2% of the number of outstanding shares of both classes of Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12-1/2%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of both classes of Common Stock, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having five votes per share.

    Directors may be removed, with or without cause, by the holders of the class or classes of Common Stock that elected them. Vacancies in a directorship may be filled by the vote of the class of shares that had previously filled that vacancy, or by the remaining directors of that class; if there are no such directors, however, the vacancy may be filled by the remaining directors of the other class.

    Except for the election or removal of directors as described above and except for class votes as required by law, holders of both classes of Common Stock vote or consent as a single class on all matters, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having five votes per share.

Conversion

          At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A
Common Stock. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

Dividends

          The holders of the Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available therefor. Any dividend declared by the Board of Directors on the Company's Common Stock must be paid concurrently at the same rate on the Class A
Common Stock and the Class B Common Stock. Panamanian law permits the payment of dividends to the extent of retained earnings.

Other Provisions

    Upon liquidation or dissolution of the Company, the holders of shares of Common Stock are entitled to receive on a pro rata basis all assets remaining for distribution to common stockholders. The Common Stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to such shares. All shares of Class A Common Stock that are currently outstanding are fully paid and non-assessable.

    The B Trust is a party to an amended and restated shareholders agreement with the Company and certain other parties pursuant to which the B Trust may not voluntarily transfer its shares of Class B Common Stock until July 1, 1997, except under certain conditions designed to ensure, to the extent feasible, that the transfer will not affect the Company's CFC status. In addition, until such date, pursuant to the shareholder's agreement, the B Trust may not cause the Company to authorize or issue any securities, if after giving effect to the issuance thereof and to any related transactions, the Company would cease to be a CFC. The B Trust also may not convert its shares of Class B Common Stock into Class A Common Stock until July 1, 1997.

    Neither Panamanian law nor the Company's Articles of Incorporation or By-laws impose limitations on the right of non-resident or foreign owners to hold or vote shares of the Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

    Under Panamanian law, directors of the Company may vote by proxy.

    The Company's transfer agent and registrar for the Class A
Common Stock is Barnett Banks Trust Company, N.A.

                            TAXATION

     The following discussion summarizes certain United States Federal income tax consequences to United States persons holding the Company's Class A Common Stock. This discussion is a summary for general information only, and is not a complete analysis of the tax considerations that may be applicable to a prospective investor. This discussion also does not address the tax consequences that may be relevant to particular categories of investors subject to special treatment under certain Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and foreign individuals and entities. In addition, it does not describe any tax consequences arising out of the tax laws of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. In connection with the foregoing, investors should be aware that the Tax Reform Act of 1986 (hereinafter, the "1986 Tax Act") changed significantly the United States Federal income tax rules applicable to the Company and certain holders of its stock (including the Principal Shareholders). Although the relevant provisions of the 1986 Tax Act are discussed herein, those provisions have not yet been the subject of extensive administrative or judicial interpretation. Accordingly, there can be no assurance that such interpretation will not have an adverse impact on an investment in the Class A Common Stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE CLASS A COMMON STOCK, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Dividends; Undistributed Income of the Company.

                    A United States person whose holdings of the Company's Class A Common Stock (including shares such person is considered to own under applicable attribution rules) represent less than 10 percent of the total combined voting power of all classes of the Company's capital stock, generally is not required to recognize income by reason of the Company's earnings until such earnings are distributed. Dividends paid by the Company to such a shareholder will be taxable to such shareholder as dividend income to the extent of the Company's current or accumulated earnings and profits. Such dividends generally will not be eligible for any dividends-received deduction. The same treatment will apply to any dividends that may be distributed to all shareholders by reason of certain tax liabilities of the Principal Shareholders.

                  If, however, the Company is a CFC for an uninterrupted period of 30 days during any taxable year of the Company, a United States person who owns (or is considered to own) 10% or more of the Company's voting power (a "Ten Percent Shareholder") on the last day of such taxable year on which the Company is a CFC will generally be required to include in ordinary income his pro rata share of the Company's "subpart F income" for that taxable year and, in addition, certain other items, including, under certain circumstances, the Company's increase in earnings invested in United States property, and amounts of previously excluded subpart F income withdrawn by the Company from investment in certain shipping and related assets, whether or not any amounts are actually distributed to shareholders. "Subpart
F income" includes, among other things, "foreign base company shipping income", which is defined to include income derived from using or chartering a vessel in foreign commerce or from the sale, exchange or other disposition of a vessel. Accordingly, a substantial part of the Company's earnings will be subpart F income. Earnings and profits of the Company already included in income by a Ten Percent Shareholder by reason of the CFC provisions discussed above are not again included in income by such Ten Percent Shareholder or his assignee when an actual distribution is made. Other distributions by the Company by way of dividends with respect to the Common Stock out of current or accumulated earnings and profits will be taxed to Ten Percent Shareholders as ordinary income.

    The Company is currently a CFC and thus, the special rules discussed above will apply to certain of the Principal Shareholders.

Dispositions of Class A Common Stock.

    In general, any gain or loss on the sale or exchange of Class A Common Stock of the Company by a United States shareholder will be capital gain or loss, provided such stock is held as a capital asset. However, any United States person who was a Ten Percent Shareholder of the Company at any time during the five-year period ending on the date of sale or exchange (or a distribution liquidation) when the Company was a CFC may be required to treat all or a portion of the gain from a sale or exchange of Class A Common Stock as ordinary income (to the extent of his proportionate share of certain earnings and profits of the Company) rather than as capital gain. Any capital gain or loss recognized on a sale or exchange of Class A Common
Stock will be long-term capital gain or loss if the shareholder has held the Class A Common Stock for more than one year.

Other Jurisdictions.

    The Company anticipates that distributions to its shareholders will not be subject to taxation under the laws of the Republic of Panama.

                           UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholders and the U.S. Underwriters named below, each of the Selling Shareholders have severally agreed to sell to each of the U.S. Underwriters, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase from the Selling Shareholders the respective number of shares of Class A Common Stock set forth opposite its name below:


              Underwriter                             Number of Shares
              -----------                                of Class A
                                                        Common Stock
                                                        ------------

Goldman, Sachs & Co.. . . . . . . . . . .
Bear, Stearns & Co. Inc. . . . . . . . .
Merrill Lynch, Pierce, Fenner & Smith
                Incorporated . . . . . .

Total                                                   11,040,000
                                                        ----------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $     per share. The U.S. Underwriters may allow and
such dealers may reallow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and the Selling Shareholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 2,760,000 shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Bear, Stearns International Limited and Merrill Lynch International Limited.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock, (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,656,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 11,040,000 shares of Class A Common Stock offered. The Company granted the International Underwriters a similar option exercisable up to an aggregate of 414,000 additional shares of Common Stock.

    For a period of 90 days after the date of this Prospectus, the Company, Ted Arison, Micky Arison and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security substantially similar thereto, or any other security convertible into, or exchangeable for, shares of Class A Common Stock of the Company or any security substantially similar thereto, without the prior written consent of the representatives of the U.S. and International Underwriters, except for any securities issued by the Company pursuant to employee benefit plans or upon the conversion of convertible or exchangeable securities currently outstanding. In addition, for a period of 90 days after the date of this Prospectus, each of Ted Arison and Micky Arison has agreed not to consent to any such disposition by any trust that owns shares of Class A Common Stock or Class B Common Stock over which such person has voting or dispositive power, without the prior written consent of the representatives of the U.S. and International Underwriters.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act.

    Mr. Uzi Zucker, a Director of the Company, is a Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as a U.S. Underwriter in this offering and Bear, Stearns International
Limited is one of the International Underwriters in the International Offering. In addition, Bear Stearns (i) is one of the investment banking firms serving as an agent of the Company in connection with the Company's ongoing offering of $100,000,000 of Medium Term Notes and (ii) served as an underwriter in the Company's July 1994 public offering of 7.70% Notes Due July 15, 2004. In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1994, 1993 and 1992, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company.


                 VALIDITY OF SECURITIES

    The validity of the Shares will be passed upon by Tapia
Linares y Alfaro, Panama City, Republic of Panama. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has acted as special United States counsel to the Company in connection with the offering of the Shares. Certain legal matters relating to New York law in connection with the offering of the Shares will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations-Control by Principal Shareholders".


                         EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A #1 for the year ended November 30, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

===================================       ===================================

     No person has been
authorized to give any
information or to make any
representations other than                          13,800,000 Shares
those contained in this
Prospectus and, if given or
made, such information or                          Carnival Corporation
representations must not be
relied upon as having been
authorized. This Prospectus                        Class A Common Stock
does not constitute an offer to                  (par value $.01 per share)
sell or the solicitation of an
offer to buy any securities
other than the securities to
which it relates or an offer to
sell or the solicitation of an
offer to buy such securities in
any circumstances in which such
offer or solicitation is
unlawful. Neither the delivery
of this Prospectus nor any sale
made hereunder shall, under any
circumstances, create any
implication that there has been
no change in the affairs of the
Company since the date hereof
or that the information
contained herein is correct as
of any time subsequent to its
date.                                                -------------------------

                                                           [CARNIVAL LOGO]

      TABLE OF CONTENTS
                                                     ------------------------
                                         Page
                                         ----
Available Information. . . . . . . . . . . 2
Incorporation of Certain Documents by
      Reference. . . . . . . . . . . . . . 2
Prospectus Summary . . . . . . . . . . . . 4
The Company. . . . . . . . . . . . . . . . 7
Certain Considerations . . . . . . . . . . 7
Use of Proceeds. . . . . . . . . . . . . . 8
Price Range of Class A Common Stock
      and Dividends. . . . . . . . . . . . 9
Dividend Policy. . . . . . . . . . . . . .10         Goldman, Sachs & Co.
Capitalization . . . . . . . . . . . . . .11
Selected Financial Data. . . . . . . . . .12       Bear, Stearns & Co. Inc.
Management's Discussion and Analysis of
      Financial Condition and Results of              Merrill Lynch & Co.
      Operations . . . . . . . . . . . . .14
Business . . . . . . . . . . . . . . . . .18        Representatives of the
Selling Shareholders . . . . . . . . . . .31
Description of Capital Stock . . . . . . .32            Underwriters
Taxation . . . . . . . . . . . . . . . . .34
Underwriting . . . . . . . . . . . . . . .36
Validity of Securities . . . . . . . . . .38
Experts. . . . . . . . . . . . . . . . . .38

          (Alternate Page for International Prospectus)


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




           SUBJECT TO COMPLETION, DATED MARCH 21, 1995
                       13,800,000 Shares
 [LOGO]                    Carnival
                          Corporation
                     Class A Common Stock
                  (par value $.01 per share)



    Of the 13,800,000 shares of Class A Common Stock offered, 2,760,000 shares are being offered hereby in an international offering outside the United States and 11,040,000 shares are being offered in a concurrent offering in the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".
    All of the 13,800,000 shares of Class A Common Stock offered are being sold by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders.
    The Class A Common Stock is listed on the New York Stock Exchange under the symbol "CCL". The last reported sale price of the Class A Common Stock, on the New York Stock Exchange on
March 20, 1995 was $23.125 per share. See "Price Range of Class A Common Stock and Dividends".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  Initial Public       Underwriting       Proceeds to Selling
                  Offering Price       Discount(1)        Shareholders(2)(3)
                  --------------       ------------       -------------------

Per Share             $                 $                   $
Total(3)             $                 $                   $

_________________
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2)  Before deducting estimated expenses of $          payable by the Company
and $        payable by the Selling Shareholders.
(3) The Company has granted the International Underwriters an option for 30 days to purchase up to an additional 414,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 1,656,000 shares has been granted by the Company as part of the U.S. Offering. If such options are exercised in full, the total initial public offering price, underwriting
discount and proceeds to Company will be $             , $
and $              , respectively. See "Underwriting".

    The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery
in New York, New York, on or about          , 1995.

Goldman Sachs International
            Bear, Stearns International Limited
                                       Merrill Lynch International Limited

              The date of this Prospectus is             , 1995.

          (Alternate Page for International Prospectus)



                              TAXATION


    The following general discussion summarizes certain United States Federal tax consequences of the ownership and disposition of Class A Common Stock by a person that, for United States Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust (a "Non-U.S. Shareholder"). This discussion does not purport to be a complete analysis or listing of all potential tax considerations relevant to a decision to purchase the Class A Common Stock. In addition, this discussion does not address tax consequences that may be relevant to investors that are not Non-U.S. Shareholders (including United States taxpayers owning beneficial interests in, or who are otherwise subject to United States Federal income tax with respect to the income of, entities that are Non-U.S. Shareholders), nor any tax consequences arising under the law of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. In connection with the foregoing, investors should be aware that the Tax Reform Act of 1986 (hereinafter, the "1986 Tax Act") changed significantly the United States Federal income tax rules applicable to the Company and certain holders of its stock (including the Principal Shareholders). Although the relevant provisions of the 1986 Tax Act are discussed herein, those provisions have not yet been the subject of extensive administrative or judicial interpretation. Accordingly, there can be no assurance that such interpretation will not have an adverse impact on an investment in the Class A Common Stock by Non-U.S. Shareholders.


PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE CLASS A COMMON STOCK, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.


Dividends; Gain on Sale.

     Except as discussed below, dividends paid by the Company to shareholders that are Non-U.S. Shareholders and gain recognized by a Non-U.S. Shareholder upon a sale or exchange of Class A Common Stock generally will not be subject to United States Federal income tax provided that the dividend or gain is not "effectively connected" with a United
States trade or business of the Non-U.S. Shareholder and, in the case of gain recognized by a non-resident alien individual, such individual was not present in the United States for 183 or more days in the taxable year of the sale. Non-U.S. Shareholders should note, however, that certain individuals who are not otherwise residents of the United States may nonetheless fail to qualify as non-resident aliens for United States Federal income tax purposes depending on their individual circumstances and applicable treaty rules. Investors in doubt as to their status for this purpose are urged to consult their tax advisers.


U.S. Information Reporting Requirements and Backup
Withholding Tax.

     Under temporary United States Treasury
regulations, United States information reporting requirements
(but not backup withholding tax) will apply to dividends paid on Class A Common Stock to a Non-U.S. Shareholder at an address outside the United States. The application of United States information reporting and backup withholding rules to a payment of the proceeds of a sale of Class A Common Stock, however, depends on the type of broker through whom the sale is effected.
As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of Class A
Common Stock by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Class A
Common Stock by a foreign office of either (i) a U.S. broker, or (ii) a

          (Alternate Page for International Prospectus)


foreign broker that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or that is a CFC, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Shareholder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Class A Common Stock is subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

    The regulations expressly provide that the Treasury is still considering the issue of whether backup withholding will apply with respect to payments of dividends or the proceeds of sale that are not subject to backup withholding under the current regulations. Although the regulations indicate that any new provisions that impose backup withholding on such payments will apply only to payments after the date such regulations are issued, such provisions may apply to such future payments made on or with respect to outstanding Class A Common Stock. Accordingly, such future regulations could result in the imposition of backup withholding in respect of future payments of dividends on, or the proceeds of sale of, Class A Common Stock, notwithstanding that the foregoing requirements may have been satisfied.


Other Jurisdictions.

     The Company anticipates that distributions to its shareholders will not be subject to taxation under the laws of the Republic of Panama.

          (Alternate Page for International Prospectus)



                           UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholders and the International Underwriters named below, each of the Selling Shareholders have severally agreed to sell to each of the International Underwriters, and each of such International Underwriters, for whom Goldman Sachs International, Bear, Stearns International Limited, and Merrill Lynch International Limited are acting as representatives, have severally agreed to purchase from the Selling Shareholders the respective number of shares of Class A Common Stock set forth opposite its name below:


Underwriter                                        Number of Shares
- -----------                                           of Class A
                                                     Common Stock
                                                     ------------

Goldman Sachs International . . . . . . . . . . . . .
Bear, Stearns International Limited. . . . . . . . .
Merrill Lynch International Limited. . . . . . . . .



     Total                                              2,760,000




    Under the terms and conditions of the Underwriting
Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The International Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $     per share. The International
Underwriters may allow and such dealers may reallow, a concession
not in excess of $    per share to certain brokers and dealers.
After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

          (Alternate Page for International Prospectus)



     The Company and the Selling Shareholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 11,040,000 shares of Class A Common Stock in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the U.S. Underwriters has agreed or will agree pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock, (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 414,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,760,000 shares of Class A Common Stock offered. The Company granted the U.S. Underwriters a similar option exercisable up to an aggregate of 1,656,000 additional shares of Common Stock.

    For a period of 90 days after the date of this Prospectus, the Company, Ted Arison, Micky Arison and the Selling
Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security substantially similar thereto, or any other security convertible into, or exchangeable for, shares of Class A Common
Stock of the Company or any security substantially similar thereto, without the prior written consent of the representatives of the U.S. and International Underwriters, except for any securities issued by the Company pursuant to employee benefit plans or upon the conversion of convertible or exchangeable securities currently outstanding. In addition, for a period of 90 days after the date of this Prospectus, each of Ted Arison and Micky Arison has agreed not to consent to any such disposition by any trust that owns shares of Class A Common Stock or Class B Common
Stock over which such person has voting or dispositive power, without the prior written consent of the representatives of the U.S. and International Underwriters.

          (Alternate Page for International Prospectus)



    Each International Underwriter has also agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Class A Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares at Class A Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Class A Common Stock to a person who is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

    Buyers of shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

    The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Act.

    Mr. Uzi Zucker, a Director of the Company, is a Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as a U.S. Underwriter in the U.S. Offering and Bear, Stearns International Limited is one of the International Underwriters in this offering. In addition, Bear Stearns (i) is one of the investment banking firms serving as an agent of the Company in connection with the Company's ongoing offering of $100,000,000 of Medium Term Notes and (ii) served as an underwriter in the Company's July 1994 public offering of 7.70% Notes Due July 15, 2004. In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1994, 1993 and 1992, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company.


                  VALIDITY OF SECURITIES

    The validity of the Shares will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has acted as special United States counsel to the Company in connection with the offering of the Shares. Certain legal matters relating to New York in connection with the offering of the Shares law will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations-Control by Principal Shareholders".


                       EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A #1 for the year ended November 30, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

          (Alternate Page for International Prospectus)

=================================================       =======================

     No person has been authorized to give any
information or to make any representations other
than those contained in this Prospectus and, if             13,800,000
given or made, such information or
representations must not be relied upon as having
been authorized. This Prospectus does not                Carnival Corporation
constitute an offer to sell or the solicitation of an
offer to buy any securities other than the securities
to which it relates or an offer to sell or the
solicitation of an offer to buy such securities in       Class A Common Stock
any circumstances in which such offer or                (par value $.01 share)
solicitation is unlawful. Neither the delivery of this
Prospectus nor any sale made hereunder shall,
under any circumstances, create any implication
that there has been no change in the affairs of the        ---------------
Company since the date hereof or that the
information contained herein is correct as of any
time subsequent to its date.                               [CARNIVAL LOGO]

                                                           _______________

     TABLE OF CONTENTS


                                      Page
Available Information. . . . . . . . . . 2
Incorporation of Certain Documents by
      Reference. . . . . . . . . . . . . 2
Prospectus Summary . . . . . . . . . . . 4
The Company. . . . . . . . . . . . . . . 7
Certain Considerations . . . . . . . . . 7
Use of Proceeds. . . . . . . . . . . . . 8
Price Range of Class A Common Stock
      and Dividends. . . . . . . . . . . 9
Dividend Policy. . . . . . . . . . . . .10
Capitalization . . . . . . . . . . . . .11
Selected Financial Data. . . . . . . . .12    Goldman Sachs International
Management's Discussion and Analysis of
      Financial Condition and Results of    Bear, Stearns International Limited
      Operations . . . . . . . . . . . .14
Business . . . . . . . . . . . . . . . .18  Merrill Lynch International Limited
Selling Shareholders . . . . . . . . . .31
Description of Capital Stock . . . . . .32  Representatives of the Underwriters
Taxation . . . . . . . . . . . . . . . .34
Underwriting . . . . . . . . . . . . . .36
Validity of Securities . . . . . . . . .38
Experts. . . . . . . . . . . . . . . . .38

===========================================  =================================

                             Page II-1



                              Part II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The estimated expenses in connection with the issuance and distribution of the securities being registered other than underwriting discounts and commissions, are set forth in the following table.

Securities and Exchange Commission Fee                    $126,550
Accountants' fees and expenses                              10,000(1)
Legal fees and expenses                                     50,000(1)
Printing and Engraving                                      50,000(1)
Blue Sky fees and expenses                                  10,000(1)
Miscellaneous expenses                                      10,000(1)
                                                           ----------
Total                                                     $256,550(1)
_____________________
(1)   Estimated.


Item 15. Indemnification of Directors and Officers

      The Company's Articles of Incorporation and By-Laws provide, subject to the requirements set forth therein, that with respect to any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, the Company shall indemnify such person by reason of the fact that he is or was a director or an officer, and may indemnify such person by reason of the fact that he is or was an employee or agent of the Company or is or was serving at its request as a director, officer, employee or agent in another corporation, partnership, joint venture, trust or other enterprise, in either case against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company has entered into indemnity agreements with Maks L. Birnbach, William S. Ruben, Stuart Subotnick, Sherwood M. Weiser and Uzi Zucker providing essentially the same indemnities as are described in the Company's Articles of Incorporation.

      Under a registration rights agreement among the Company and certain irrevocable trusts (the "Trusts"), the Trusts have agreed to indemnify the Company, its directors and officers and each person who controls the Company within the meaning of the Exchange Act, against certain liabilities. In addition, under a registration rights agreement between the Company and Ted Arison, Ted Arison has agreed to indemnify the Company, its directors and officers and each person who controls the Company within the meaning of the Act against certain liabilities.

                             Page II-2



Item 16. Exhibits

      The following Exhibits are filed as part of this Registration
Statement:

1(a) Form of U.S. Underwriting Agreement to be entered into by the Selling Shareholders, the Company and the U.S. Underwriters*
1(b) Form of International Underwriting Agreement to be entered into by the Selling Shareholders, the Company and the International Underwriters*
4(a) Form of Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit No. 3.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-14844))
4(b) Form of By-laws of the Company (Incorporated by reference to Exhibit No. 3.2 to the Company's Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-14844))
5     Opinion of Tapia, Linares y Alfaro as to the legality
      of the Class A Common Stock*
23(a) Consent of Price Waterhouse LLP
23(b) Consent of Tapia, Linares y Alfaro (included in
      their opinion filed as Exhibit 5)*
24    Power of Attorney**

_______________

*    To be filed by amendment.
**   Included on the signature page hereto.



Item 17. Undertakings

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c)  The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining the liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and

                             Page II-3

  contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration
  Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        Page II-4


                        SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 21st day of March, 1995.


                                        CARNIVAL CORPORATION

                                    By /s/ HOWARD S. FRANK
                                       -----------------------
                                         Howard S. Frank
                                       (Chief Financial and
                                        Accounting Officer)


     We the undersigned officers and directors of Carnival Corporation, hereby severally constitute Micky Arison and Howard S. Frank and each of them singly our true and lawful attorneys with full power to them, and each of them singly to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this Registration Statement, and generally do all such things in our name and behalf in such capacities to enable Carnival Corporation to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys, or either of them, to any and all such amendments.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



   Signature                   Title                       Date

/s/ MICKY ARISON                                       March 21, 1995
- ----------------
  Micky Arison          Chairman of the Board,
                          Chief Executive
                          Officer, Director and
                          Authorized
                          Representative


/s/ HOWARD S. FRANK                                    March 21, 1995
- -------------------
 Howard S. Frank        Vice-Chairman, Chief
                        Financial and
                        Accounting Officer and
                        Director


- -------------------                                           , 1995
 Maks L. Birnbach       Director

                             Page II-5

                                                             , 1995
- ---------------------
 Richard G. Capen, Jr.  Director



/s/ ROBERT H. DICKINSON                                March 21, 1995
- -----------------------
 Robert H. Dickinson    Director


/s/ A.KIRK LANTERMAN                                   March 21, 1995
- ---------------------
 A. Kirk Lanterman      Director


/s/ HARVEY LEVINSON                                    March 21, 1995
- --------------------
 Harvey Levinson        Director


/s/ MODESTO A. MAIDIQUE                                March 21, 1995
- -----------------------
 Modesto A. Maidique    Director


/s/ WILLIAM S. RUBEN                                   March 21, 1995
- -----------------------
 William S. Ruben       Director


/s/ STUART SUBOTNICK                                  March 21, 1995
- -----------------------
 Stuart Subotnick       Director


- -----------------------                                       , 1995
 Sherwood M. Weiser     Director


/s/ MESHULAM ZONIS                                    March 21, 1995
- -----------------------
 Meshulam Zonis         Director



- -----------------------
 Uzi Zucker             Director

               INDEX TO EXHIBITS

                                                            Sequential page
Exhibits                                                         number

1(a)  U.S. Underwriting Agreement to be entered into by
      the Selling Shareholders, the Company and the U.S.
      Underwriters*
1(b)  International Underwriting Agreement to be entered
      into by the Selling Shareholders, the Company and
      the International Underwriters*
4(a)  Form of Amended and Restated Articles of
      Incorporation of the Company (Incorporated by
      reference to Exhibit No. 3.1 to the Company's
      Amendment No. 1 to Registration Statement on Form S-
      1 (File No. 33-14844))
4(b)  Form of By-laws of the Company (Incorporated by
      reference to Exhibit No. 3.2 to the Company's
      Amendment No. 1 to the Registration Statement on
      Form S-1 (File No. 33-14844))
5     Opinion of Tapia, Linares y Alfaro as to the
      legality of the Class A Common Stock*
23(a) Consent of Price Waterhouse LLP
23(b) Consent of Tapia, Linares y Alfaro (included
      in their opinion filed as Exhibit 5)*
24    Power of Attorney**

_______________

*                   To be filed by amendment.
**                  Included on the signature page hereto.